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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                   FORM 11-K


(Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999
                          -----------------

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934

For the transition period from _______________ to _____________

Commission file number 033-64499

         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  Crown Crafts, Inc. 401(k) Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Crown Crafts, Inc.
                               1600 RiverEdge Parkway
                               Suite 200
                               Atlanta, Georgia 30328



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





                          THE CROWN CRAFTS, INC. 401(K)

                             RETIREMENT SAVINGS PLAN

                      FINANCIAL STATEMENTS AND AUDIT REPORT

                                DECEMBER 31, 1999

              THE CROWN CRAFTS, INC. 401(K) RETIREMENT SAVINGS PLAN
                                    CONTENTS



REPORT OF INDEPENDENT ACCOUNTANTS                                       1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                         2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
  FOR BENEFITS                                                          3

NOTES TO FINANCIAL STATEMENTS                                         4/8


                              SUPPLEMENTAL SCHEDULE

Schedule of Assets Held for Investment Purposes at Year End            10

                         [HENDRY & DECOSIMO LETTERHEAD]


                        REPORT OF INDEPENDENT ACCOUNTANTS

The Administrative Committee
The Crown Crafts, Inc. 401(k) Retirement Savings Plan
Atlanta, Georgia

We have audited the statements of net assets available for benefits of The Crown Crafts, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at year end is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                           /s/ Hendry & Decosimo, LLP


Dalton, Georgia
June 26, 2000

              THE CROWN CRAFTS, INC. 401(K) RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1999 AND 1998


                                                 1999             1998

ASSETS
  Investments, at fair value -
    Short-Term Investments                   $         --     $     22,672
    Crown Crafts, Inc. Common Stock               106,068          159,548
    Collective Investment Trust                   976,673          652,203
    Mutual Funds                                9,995,651        5,817,858
    Participant Loans                             214,829           59,947
                                             ------------     ------------
                                               11,293,221        6,712,228
                                             ------------     ------------

  Receivables -
    Sponsor's Contributions                       225,603          295,099
    Participants' Contributions                   216,303          236,046
                                             ------------     ------------
                                                  441,906          531,145
                                             ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS            $ 11,735,127     $  7,243,373
                                             ============     ============

    The accompanying notes are an integral part of the financial statements.

              THE CROWN CRAFTS, INC. 401(K) RETIREMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1999


ADDITIONS
  Investment Income -
    Net Appreciation in Fair Value
      of Investments                         $  1,780,656
    Interest and Dividends                        879,007
                                             ------------
                                                2,659,663
                                             ------------

  Contributions -
    Sponsor's                                     779,163
    Rollovers                                      75,068
    Participants'                               1,972,084
                                             ------------
                                                2,826,315
                                             ------------

          Total Additions                       5,485,978

DEDUCTIONS
  Benefits Paid to Participants                   994,224
                                             ------------

NET INCREASE                                    4,491,754

NET ASSETS AVAILABLE FOR BENEFITS
  BEGINNING OF YEAR                             7,243,373
                                             ------------
  END OF YEAR                                $ 11,735,127
                                             ============


    The accompanying notes are an integral part of the financial statements.

              THE CROWN CRAFTS, INC. 401(K) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


PLAN DESCRIPTION

The following description of The Crown Crafts, Inc. 401(k) Retirement Savings Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution retirement savings plan with a cash or deferred arrangement covering substantially all employees of Crown Crafts, Inc. and affiliates (the sponsor) meeting minimum age and service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was established effective January 1, 1996, and initial contributions were made into the trust fund in January, 1996. The Plan was amended on September 22, 1997, to provide for the entry of employees of acquired and affiliated companies.

The Plan allows contributions by participating employees of an amount equal to not less than 1% and not greater than 15% of their eligible compensation. Matching contributions are made at the discretion of the sponsor. The sponsor matches participants' elective contributions at the rate of 100% of the first 2% and 50% of the next 1% of compensation deferred by each participant. The participants direct their elective contributions and related matching contributions to several investment options. All contributions are limited to the maximum amount deductible under the applicable provisions of the Internal Revenue Code of 1986 (the Code).

Each participant's account is credited with the participant's contribution, the sponsor's matching contribution, and earnings thereon less administrative expenses. Each participant has a fully vested, nonforfeitable right to all amounts credited to his account under the elective salary reduction portion of the Plan. Each participant's right in sponsor contributions vests ratably over a five year period. Forfeitures are applied to reduce the sponsor's matching contribution.

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the sponsor's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service based on the following schedule:


              COMPLETED                  NON-FORFEITABLE
          YEARS OF SERVICE                 PERCENTAGE

             Less than 1                        0%
                  1                            20%
                  2                            40%
                  3                            60%
                  4                            80%
                  5                           100%

Upon service or disability retirement, death or termination, the participant or beneficiary will receive a lump-sum amount equal to the value of the participant's vested account.

              THE CROWN CRAFTS, INC. 401(K) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

PLAN DESCRIPTION - continued

Although it has not expressed any intent to do so, the sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

On October 1, 1998, the Plan changed trustees and as of December 31, 1999, it offers participants ten investment options which consist of shares of the sponsor's common stock and nine portfolios of mutual funds managed by Putnam
Investments:

CROWN CRAFTS, INC. COMMON STOCK - Funds are invested in common stock of Crown Crafts, Inc.

PUTNAM DIVERSIFIED INCOME TRUST - Invests in bonds of U.S. and foreign governments and the bonds of U.S. and foreign companies to seek the highest level of current income while preserving capital.

PUTNAM ASSET ALLOCATION: CONSERVATIVE PORTFOLIO - The Fund seeks to maximize investment return while preserving capital by investing approximately 35% of total assets in common stocks of U.S. and foreign companies and the remaining assets in both U.S. and foreign government bonds and corporate bonds.

PUTNAM ASSET ALLOCATION: BALANCED PORTFOLIO - The Fund seeks to maximize investment return by investing approximately 65% of total assets in common stocks of U.S. and foreign companies and the remaining assets in both U.S. and foreign government bonds and corporate bonds.

PUTNAM ASSET ALLOCATION: GROWTH PORTFOLIO - The Fund seeks capital appreciation by investing approximately 80% of total assets in common stocks of U.S. and foreign companies and the remaining assets in both U.S. and foreign government bonds and corporate bonds.

PUTNAM INTERNATIONAL GROWTH FUND - The Fund seeks capital appreciation by investing total assets mainly in the common stocks of medium and large-sized companies in developed countries.

PUTNAM VOYAGER FUND - The Fund seeks capital appreciation by investing total assets in the common stocks of U.S. and foreign companies.

PUTNAM NEW OPPORTUNITIES FUND - Invests primarily in common stocks of companies in particular sectors of the economy and seeks long-term capital appreciation.

PUTNAM STABLE VALUE FUND - The Fund seeks high current income while preserving capital and liquidity by investing total assets primarily in guaranteed investment contracts issued by insurance companies, banks and other financial institutions.

The Plan added one investment option during 1999 as follows:

PUTNAM GROWTH AND INCOME FUND - The Fund seeks long-term capital appreciation and income by investing in the common stocks of large, well-established companies with below-average valuations.

              THE CROWN CRAFTS, INC. 401(K) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Plan are as follows:

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies and units of the collective investment trust are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NET APPRECIATION IN THE FAIR VALUE OF INVESTMENTS - The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments.

PARTICIPANT LOANS - Participants may borrow from their fund accounts a minimum of $1,000, or such lesser amount as established by the Administrative Committee, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment funds from
(to) Participant Loans. Loan terms range up to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Administrative Committee. Principal and interest are paid ratably through monthly payroll deductions.

RISKS AND UNCERTAINTIES - The Plan provides for various investment options in a combination of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

PAYMENT OF BENEFITS - Benefits are recorded when paid. As of December 31, 1999, $752,683 has been allocated to participants who have elected to withdraw from the Plan but have not been paid.

              THE CROWN CRAFTS, INC. 401(K) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

FORFEITED ACCOUNTS - As of December 31, 1999, forfeited nonvested accounts totaled $30,195. These accounts are used to reduce future sponsor contributions.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the Administrative Committee to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

RECLASSIFICATIONS - Certain reclassifications have been made to the prior year's financial statement to conform with the current year presentation.

TAX STATUS

The Plan obtained its latest determination letter on April 14, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

INVESTMENTS

The following table presents investments that represent 5% or more of the Plan's net assets:


                                                1999           1998
                                             ----------     ----------

SHORT-TERM INVESTMENTS                       $       --     $   22,672
                                             ----------     ----------

COMMON STOCKS                                   106,068        159,548
                                             ----------     ----------

COLLECTIVE INVESTMENT TRUST
  Putnam Stable Value Fund                      976,673        652,203
                                             ----------     ----------

              THE CROWN CRAFTS, INC. 401(K) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


INVESTMENTS - continued


                                                                1999             1998
                                                            ------------     ------------

MUTUAL FUNDS
  Putnam Asset Allocation Conservative Portfolio            $    640,490     $    427,902
  Putnam Asset Allocation Balanced Portfolio                   1,224,798          823,540
  Putnam Asset Allocation Growth Portfolio                     2,990,592        2,383,466
  Putnam Voyager Fund                                            948,069           70,863
  Putnam New Opportunities Fund                                3,772,829        2,070,803
  Other Funds                                                    418,873           41,284
                                                            ------------     ------------
                                                               9,995,651        5,817,858
                                                            ------------     ------------

PARTICIPANT LOANS                                                214,829           59,947
                                                            ------------     ------------

                                                            $ 11,293,221     $  6,712,228
                                                            ============     ============

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Common Stock                                                                 $   (140,100)
Mutual Funds                                                                    1,920,756
                                                                             ------------
                                                                             $  1,780,656
                                                                             ============


RELATED PARTY TRANSACTIONS

The Plan sponsor paid the administrative expenses incurred by the Plan during 1999.

                              SUPPLEMENTAL SCHEDULE

              THE CROWN CRAFTS, INC. 401(K) RETIREMENT SAVINGS PLAN
           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
                         LINE 4, SCHEDULE H OF FORM 5500
                                DECEMBER 31, 1999

EMPLOYER IDENTIFICATION NUMBER: 58-0678148                     PLAN NUMBER: 001




                                                                                            CURRENT
IDENTITY OF ISSUER                  DESCRIPTION OF INVESTMENT                                VALUE


                                    COMMON STOCKS

*    Crown Crafts, Inc.             Common Stock                                          $    106,068
                                                                                          ------------


                                    COLLECTIVE INVESTMENT TRUSTS

*    Putnam Investments             Putnam Stable Value Fund                                   976,673
                                                                                          ------------


                                    MUTUAL FUNDS

*    Putnam Investments             Putnam Diversified Income Trust                             63,277
*    Putnam Investments             Putnam Asset Allocation: Conservative Portfolio            640,490
*    Putnam Investments             Putnam Asset Allocation: Balanced Portfolio              1,224,798
*    Putnam Investments             Putnam Asset Allocation: Growth Portfolio                2,990,592
*    Putnam Investments             Putnam International Growth Fund                           354,835
*    Putnam Investments             Putnam Voyager Fund                                        948,069
*    Putnam Investments             Putnam New Opportunities Fund                            3,772,829
*    Putnam Investments             Putnam Growth and Income Fund                                  761
                                                                                          ------------
                                                                                             9,995,651
                                                                                          ------------


                                    PARTICIPANT LOANS

Participant Loans                   8.25% - 10.00% Notes Receivable from Participants          214,829
                                                                                          ------------

TOTAL INVESTMENTS                                                                         $ 11,293,221
                                                                                          ============



* A party-in-interest as defined by ERISA.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        CROWN CRAFTS, INC. 401(k)
                                        RETIREMENT SAVINGS PLAN


                                        By: /s/ Carl A. Texter
                                           ----------------------------
                                                Carl A. Texter


                                        By: /s/ Roger D. Chittum
                                           ----------------------------
                                                Roger D. Chittum


                                        By: /s/ Bonnie Wasdin
                                           ----------------------------
                                                Bonnie Wasdin


Date: July 13, 2000                 (Each Member of the Administrative
                                    Committee appointed under and
                                    Pursuant to the Crown Crafts,Inc.
                                    401(k) Retirement Savings Plan)